SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________               MASTER
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 2
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
CNG POWER COMPANY                            :        July 1, 1996
CNG TRANSMISSION CORPORATION                 :            through
CNG PRODUCTS AND SERVICES, INC.              :        September 30, 1996
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :
CONSOLIDATED NATURAL GAS SERVICE             :
  COMPANY, INC.                              :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
WEST OHIO GAS COMPANY                        :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-7845, 70-7909, 70-8447          :
          70-8577, 70-8621, 70-8631          :

(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings.
This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders.  The Master
Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other proceedings.

	By Order dated March 28, 1996 (HCAR No. 26500, "New Financing Order") under
File No. 70-8667, the Securities and Exchange Commission permitted the "Omnibus
Financing" Application-Declaration of Consolidated Natural Gas Company
("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001.
Part A contains reporting required by the New Financing Order.  Information on external and intrasystem financing of the Consolidated system appears here.

	Part B contains reporting required by other SEC orders.  The information is subdivided by SEC file number.  Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets)
are attached as exhibits to Part A and Part B respectively, as appropriate.

PART A

EXTERNAL FINANCING BY CONSOLIDATED:
File No. 8667:
_____________

1.	Sale of CNG Common Stock

	Consolidated sold no common stock during this period.

		Price per share:			N/A
		Market Price per share
		as of date of Sales
		Agreement				N/A

2.	Short Term Debt:  Sale of Commercial Paper, Back Up Lines of Credit.

(a).	During the period, Consolidated issued and sold commercial paper.  The maximum amount of Consolidated's commercial paper outstanding at any time during this period, was $409,000,000 principal amount.

		Amount Outstanding - September 30, 1996 - $409,000,000

(b).	Borrowings under Commercial Paper Backup Lines of Credit.

		There were no borrowings or repayments during this period.

3.	Long Term Debt.

		There were no long term debt transactions during this quarter.

INTRASYSTEM FINANCING
4.	(a).  Sales of Capital Stock to Consolidated by Subsidiaries.

	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG Products               30       $10,000        $300,000
	and Services, Inc. ("CNG Products")

		The above transaction between Consolidated and CNG Products occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Products is energy-related, customer convenience type products and services.  The proceeds of the above described transaction will be used by CNG Products in such business.  The
Certificate of Notification as required by Rule 52 on Form U-6B-2 is filed as
A-1.

	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG International          25       $10,000         $250,000
	Corporation ("CNGI")       30                        300,000

		The above transaction between Consolidated and CNGI occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNGI is to participate in selected projects in international markets.  The proceeds of the above described transaction will be used by CNGI in such business.  The Certificate of Notification as required by
Rule 52 on Form U-6B-2 is filed as A-1.


	                                   Per Share
	                         Shares      Value           Amount
	                         ______     _______       ___________
	CNG Research Company        5       $10,000          $50,000

		The above transaction between Consolidated and CNG Research occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Research is the development of energy-related technologies.  The proceeds of the above described transaction will be used by CNG Research in such business.  The Certificate of Notification as required by Rule 52 on Form U-6B-2 is filed as A-1.

	(b).  Buy back of stock by subsidiaries.
		On August 15, 1996, CNG Producing Company repurchased 1,500 shares of its stock from the parent at par value ($10,000).  Thus, $15,000,000 was returned to the parent.

PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:
________________
	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), and April 8, 1994 (HCAR No. 26021),
the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration and said orders:
	During the said period, the following transactions occurred:


	Consolidated Natural Gas Company:

   Beginning                                           Ending
    Balance       Contributions     Withdrawals        Balance
_______________  _______________  _______________  _______________

 $99,330,000.00  $445,455,000.00  $158,630,000.00  $386,155,000.00

	Subsidiaries:

                        Beginning                                   Ending
Company                  Balance     Contributions  Withdrawals     Balance
_______                 _________    _____________  ___________     _______

The East Ohio Gas Co. $(96,000,000) $ 96,800,000 $205,800,000 $ (205,800,000)
CNG Transmission Corp.  56,660,000    88,565,000  139,485,000      5,740,000
The Peoples Natural
  Gas Company          (42,655,000)   22,660,000   58,680,000    (78,675,000)
CNG Producing Company   75,330,000    90,830,000  117,930,000     48,230,000
West Ohio Gas Company  (19,055,000)    5,035,000    9,500,000    (23,520,000)
River Gas Co.                    0             0            0              0
CNG Storage Services Co.   750,000       870,000      630,000        990,000
Hope Gas, Inc.             110,000    17,370,000   22,540,000     (5,060,000)
CNG Service Company      1,850,000    15,080,000   13,470,000      3,460,000
CNG Coal Company        11,045,000     4,200,000      170,000     15,075,000
CNG Energy Company       9,910,000     3,980,000    5,030,000      8,860,000
CNG Energy - Cogen.      1,495,000             0    1,420,000         75,000
CNG Energy - Cogen. Dev.(1,070,000)            0      130,000     (1,200,000)
Lakewood 6680                    0             0            0              0
Lakewood 7909            5,945,000     3,660,000            0      9,605,000
CNG Research Company        30,000       105,000       35,000        100,000
Consolidated System
    LNG Company         15,765,000    4,4200,000    1,685,000     18,500,000
CNG Energy Services    (73,930,000)   98,290,000  133,790,000   (109,430,000)
CNG Pipeline Co.         1,055,000       250,000      200,000      1,105,000
Virginia Natural
  Gas Co., Inc.        (52,600,000)    2,700,000   26,900,000    (76,800,000)
CNG Iroquois             6,035,000     1,195,000    5,440,000      1,790,000

File No. 70-7641:
________________
	By orders dated January 9, 1991, February 28, 1991 and May 7, 1991 (HCAR Nos. 25239, 25263 and 25308, respectively) ("Orders"), in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of CNG Transmission Corporation ("Transmission") and
CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide, through June 30, 1993, up to $35,000,000 of financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide, through June 30, 1993, up to $35,000,000 in guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively, at any one time. The purpose of the financing was to provide funds to CNGI for use relating to its 9.4% general partnership interest in Iroquois, which was formed to construct and own an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.
	By order dated July 6, 1993 (HCAR No. 25845), the Commission extended the above-mentioned authorizations through June 30, 1996, up to an aggregate amount of $20 million. In addition, the Commission pursuant to such Order authorized CNGI and Transmission to obtain letters of credit and/or enter into reimbursement agreements on behalf of Iroquois and CNGI respectively.
	By order dated September 12, 1996 (HCAR No. 26571), the Commission authorized CNGI to increase its ownership in the Iroquois partnership from 9.4 to 16%, and extended certain authorizations through June 30, 2001.

	This Certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and the
Orders.
	(1)	Transmission purchased no shares of common stock during the quarter.
As of this date, CNGI has 2,394 shares of common stock outstanding.
	(2)	No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of
		this date.
	(3)	CNGI made a capital contributions to Iroquois during this quarter of
$240,320.  As of this date, CNGI has cumulatively made $18,151,381 of equity contributions to Iroquois.
	(4)	A distribution of $2,400,000 was received from Iroquois during this quarter (representing CNGI's share from the partnership distribution).

File No. 70-7845:
________________
	By Order dated August 27, 1992, HCAR No. 25615, the Securities and Exchange
Commission permitted the Application-Declaration of Consolidated Natural Gas
Company ("Consolidated") and its subsidiary, CNG Power Company ("CNG Power"), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the
Application-Declaration).  (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.)  Such financing would be provided by
Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.  The
reporting for the quarterly period is as follows.

1.	Financial Statements of CNG Power and Its NGV Division.

		The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division, respectively, are filed as Exhibits A and B.

2.	Revenues by LDC and Non-LDC States.

		The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):
		For the Period	Cumulative
		______________	____________

	LDC States	$          0	$          0
	Non-LDC States	           0	           0
		____________	____________

		Total	$          0	$          0
			============	============


3.	NGV Activities - Expenditures and Investments.

	(a)	Joint Investments:


				                      Amount Invested
				___________________________________________________________
		Identity of		    By CNG Power	    By Others	      Total
		Investment Entity,		____________________	__________________
		Other Investors		During		During		During
		and Percentages	    Description	 the		 the		 the
		of Participation	   of Activities	Period	Cumulative	Period	Cumulative	Period	Cumulative
		__________________	___________________	______	__________	______	__________	______	__________

		       None	       None	$    0	 $      0	$    0	 $      0	$    0	 $      0



	(b)	Third Party Financing


				                 Third Party Financing
				____________________________________________________
				         Amount
		Investment Entity in Which	______________________
		CNG Power Has a Direct or	  During
		Indirect Ownership Interest	the Period	Cumulative	Description of Terms
		___________________________	__________	__________	____________________

		           None	 $      0	 $      0	        N/A



	(c)	Financing Obtained by CNG Power from Consolidated to Engage in NGV Activities:


		   Open Account Advances	     Long-Term Loans	       Common Stock
		__________________________	__________________________	__________________________
		For the Period	Cumulative	For the Period	Cumulative	For the Period	Cumulative
		______________	__________	______________	___________	______________	__________

		$            0	$    7,891	$	$	$	$



4.	State Utility Commission Activity.

		There have been no state utility commissions proceedings concerning NGV
Activities of CNG Power for the period.

5.	Description of CNG Power's NGV Activities for the Period.

		There have been no CNG Power NGV activities of any consequence during the period.

                                                               Exhibit A

CNG Power Company
Balance Sheet
September 30, 1996 (Unaudited) (1)
(Thousands of Dollars)

	CNG Power	   NGV
Assets	  Company	 Division
______	__________	__________

Property, plant & equipment
	Total Investment	    6,485	      -
	Less accumulated depreciation	    2,247	      -
			_________	_________
		Net property, plant & equipment	    4,238	       0

Cash		     730
-
Accounts Receivable	   20,738	      -
Inventories	      131	      -
Investments	   35,977	      -
Deferred Charges	        0	      -
			_________	_________
	Total Assets	   61,814	       0
			=========	=========

Stockholders Equity & Liabilities
_________________________________

Capitalization
	Common stock	   22,460	      -
	Retained earnings	    9,504	     (6)
			_________	_________
		Total common stockholders equity	   32,054	     (6)

Long-term notes payable to parent company	   13,473	      -
			_________	_________
		Total capitalization	   45,527	     (6)

Total current liabilities	    3,067	      6
Accumulated deferred income taxes	   13,220	      -
			_________	_________
		Total stockholder's equity and
		   liabilities	   61,814	       0
			=========	=========


(1)	This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit B

CNG Power Company
Income Statement
September 30, 1996 (Unaudited) (1)
(Thousands of Dollars)

	CNG Power	   NGV
	  Company	 Division
	__________	__________

Total operating revenues	   10,327	     -
Total operating expenses	    8,799
			_________	_______
	Operating income before taxes	    1,528	      0

Total estimated income taxes	    1,759	     -
			_________	_______
	Operating income	     (231)	      0

Other income	    4,116	     -
Interest charges	      915	     -
			_________	_______

	Net income	    2,970	      0
			=========	=======





(1)	This income statement has not been audited by the Company's independent auditors.

File No. 70-7909:
________________
	By Order dated December 26, 1991 (HCAR No. 25446) ("Order") in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated"), as amended, to become effective, thereby authorizing Consolidated to provide up to $15 million of financing to CNG Power Company
("CNG Power") for its preliminary project development and administrative activities ("Preliminary Activities") in connection with its possible investments in qualifying and cogeneration facilities located within the United States. (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such activities are to be financed through: (1) the purchase of common stock of CNG Energy; (2) open account advances from Consolidated; or
(3) long-term loans.
	By Supplemental Order dated October 8, 1992 (HCAR No. 35-25651) ("Supplemental Order"), Consolidated and CNG Power were authorized to fund up to $50 million, through December 31, 1996, to a qualifying cogeneration facility in Lakewood, New Jersey ("Lakewood Project"). The funding will be channeled from Consolidated to CNG Power, from CNG Power to CNG Lakewood, Inc. ("CNG Lakewood"), from CNG Lakewood to Lakewood Cogeneration, L.P. ("Partnership") and from the Partnership to the Lakewood Project.
(Alternatively, CNG Power may bypass CNG Lakewood and invest directly in the Partnership.) The funding will be financed through: (1) common stock acquisitions, (2) open account advances, or (3) long-term loans.
	This Certificate is filed in accordance with Rule 24, as a notification that the transactions authorized by the Order and the Supplemental Order have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order. A balance sheet and income statement, as of the end of the reporting quarter, for the Cogeneration Division of CNG Power are set forth in Exhibits A and B.
	The following table indicates the transactions carried out by CNG Power pursuant to the Order and the Supplemental Order for the quarter and cumulatively:


	Transactions	    Transactions
	Relating to	    Relating to
	   Order	Supplemental Order
	(Preliminary	  (Lakewood after
	 Activities)	      10/8/92)
	____________	___________________

(1)	Issuance of Common
	Stock of CNG Power
	$1,000 par value:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	  10,710,000

(2)	Long-Term Loans:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	   7,140,000

(3)	Open Account Advances:
		For this Period	$     -0-	 $    -0-
		Cumulative	 2,140,000	 $ 8,435,000

(4)	Total Financings:
		For this Period	$     -0-	 $    -0-
		Cumulative	 2,140,000	 $26,285,000

                                                               Exhibit A

CNG Power Company
Power Generation Division Balance Sheet
September 30, 1996 (Unaudited)  (1)
(Thousands of Dollars)

                                                             Power
                                                           Generation
Assets                                                      Division
______                                                    ____________

Property, plant and equipment
     Total investment  . . . . . . . . . . . . . . . . .    $   690
     Less accumulated depreciation . . . . . . . . . . .        350
                                                            _______
            Net property, plant and equipment                   340

Cash  . . . . . . . . . . . . . . . . . . . . . . . . . .         0
Investments, at cost  . . . . . . . . . . . . . . . . . .         0
Investments, at equity  . . . . . . . . . . . . . . . . .    35,508
Accounts receivable . . . . . . . . . . . . . . . . . . .    10,395
Deferred charges  . . . . . . . . . . . . . . . . . . . .         0
                                                            _______

             Total assets . . . . . . . . . . . . . . . .   $46,243
                                                            =======

Stockholder's Equity and Liability
__________________________________

Capitalization
  Common stockholder's equity
    Common stock  . . . . . . . . . . . . . . . . . . . .   $19,340
    Retained earnings . . . . . . . . . . . . . . . . . .    (2,357)
                                                             _______

             Total common stockholder's equity  . . . . .    16,983

Long term notes payable to parent company . . . . . . . .    12,943
                                                            _______

             Total capitalization . . . . . . . . . . . .    29,926

Total current liabilities . . . . . . . . . . . . . . . .     3,758
Accumulated deferred income taxes . . . . . . . . . . . .    12,559
                                                            _______

Total stockholder's equity and liabilities  . . . . . . .   $46,243

(1) This balance sheet has not been audited by the Company's independent auditors.

                                                            Exhibit B

CNG Power Company
Power Generation Division Income Statement
September 30, 1996 (Unaudited)
(Thousands of Dollars)

                                                             Power
                                                          Generation
                                                           Division
                                                         ____________

Total operating revenues  . . . . . . . . . . . . . . . .     $    57

Total operating expenses  . . . . . . . . . . . . . . . .         557

      Operating income before taxes . . . . . . . . . . .        (500)
                                                              _______

Total estimated income taxes  . . . . . . . . . . . . . .         660

      Operating income  . . . . . . . . . . . . . . . . .      (1,160)

Other income  . . . . . . . . . . . . . . . . . . . . . .       3,221

Interest charges . . . . . . . . . . . . . . . . . . . . .        878
                                                              _______

           Net income  . . . . . . . . . . . . . . . . .        1,183
                                                              =======

File No. 70-8447:
________________
	By Order dated October 21, 1994, HCAR No. 26148, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated
Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in CNG Market Center Services, Inc. ("CNGMC"). (As of January
16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing would be provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.
	CNGMC -- a special purpose, wholly-owned subsidiary of CNG Power -- owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary). The other 50% general partnership interest is owned by Sabine Hub Services Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order. The reporting required by the Order for the past semi-annual period is as follows:

	(i)	The balance sheet and income statement, as of the end of the reporting period and for such period, for CNGMC, are filed as Exhibits A and B.

	(ii)	Description of CNGMC Activities for the Period.

			The CNG/Sabine Center began operations on November 1, 1994.  The number of customers and volumes continue to increase.  The Center averaged 346,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is 450,000 dekatherms.
			For this reporting period's the Center's transactions consisted of
40% transmission or wheeling, 10% loaning; 20% parking, and 30%
intra-hub or title transfer services.
			As of the current date, the Center has 93 customers under contract.
While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

                                                         Exhibit A

CNG Power Company
Balance Sheet
CNG Market Center Services, Inc.
September 30, 1996 (Unaudited) (1)

Assets	  CNGMC
______	__________

Property, plant & equipment
	Total Investment	     --
	Less accumulated depreciation	     --
		Net property, plant & equipment	     --

Cash		  500,682
Accounts Receivable	     --
Inventories	     --
Investments at Cost	  352,604
Deferred Charges	     --
			 ________
	Total Assets	  853,286
			 ========


Stockholders Equity & Liabilities
_________________________________

Capitalization
	Common stock	 100,000
	Retained earnings	 242,003
			________
		Total common stockholders equity	 342,003

Long-term notes payable to parent company	    --
			________
		Total capitalization	 342,003

Total current liabilities	 511,283
Accumulated deferred income taxes	    --
			________
		Total stockholder's equity and
		   liabilities	$853,286
			========

(1)	This balance sheet has not been audited by the Company's independent auditors.

                                                         Exhibit B

CNG Power Company
Income Statement
CNG Market Center Services, Inc.
September 30, 1996 (Unaudited) (1)

	  CNGMC
	__________

Total operating revenues	     --
Total operating expenses	   88,773
			_________
	Operating income before taxes	   88,773

Total estimated income taxes	  192,000
			_________
	Operating income	  260,773

Other income	  549,486
Interest charges	     --
			_________

	Net income	  288,713
			=========



(1)	This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:
________________
	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated Natural Gas Company ("CNG") and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing certain energy-
related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with
CNG.
	CNG formed a new special-purpose subsidiary  --  CNG Products and Services
--   to engage in the new business.  (Originally CNG Special Products and
Services, Inc., the name was changed to CNG Products and Services, Inc., effective November 20, 1995.) The Customer Services (e.g., the Service Line Maintenance Program) are offered as a convenience to utility customers.
	This Certificate -- a quarterly report -- is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.
	Revenues from Customers Services for this period are $332,566. The only Customers Services being offered at this time is the Service Line Maintenance Program.

File No. 70-8621:
________________
	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and
Exchange Commission authorized CNG Energy Services Corporation ("Energy
Services")  --  a wholly-owned subsidiary of Consolidated Natural Gas Company
("CNG"), a registered holding company  --  to acquire ownership interests with nonaffiliates in projects that involve gas related activities.
	This Certificate  --  a semi-annual report  --  is filed in accordance with
Rule 24, as a notification that of the various transactions authorized by the
Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
	Energy Services made the following investments in nonaffilatied entities during the current semi-annual period:

(1).  MAIN PASS GAS GATHERING SYSTEM

	As of June 30, 1996, Energy Services has invested $18,613,097 in a general partnership -- Main Pass Gas Gathering Company -- which is constructing, will operate, and own a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. Energy Services formed a special-purpose subsidiary -- CNG Main Pass Gas Gathering Corporation -- to be the "CNG partner" and hold its 50% ownership in this partnership with Centana Gathering Company.

(2).  MAIN PASS OIL GATHERING SYSTEM
	As of June 30, 1996, Energy Services has invested $7,870,000 in a
general partnership  --  Main Pass Oil Gathering Company   --  which
is constructing, will operate, and own a new oil gathering pipeline system in the Main Pass and Viosca Knoll areas of the Gulf of Mexico. Energy Services formed a special-purpose subsidiary -- CNG Oil Gathering Corporation -- to be the "CNG Partner" in this partnership.

	To date, no guarantees have been issued -- by or for the account of CNG or any of its subsidiaries -- for any of the investments with nonaffiliates authorized and reported in this proceeding.

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG COAL COMPANY
			CNG PRODUCING COMPANY
			CNG PIPELINE COMPANY
			CNG RESEARCH COMPANY
			CNG STORAGE SERVICE COMPANY
			CNG ENERGY SERVICES CORPORATION
			CNG POWER COMPANY
			CNG TRANSMISSION CORPORATION
			CNG PRODUCTS AND SERVICES, INC.
			CNG MARKET CENTER SERVICES, INC.
			CNG FINANCIAL SERVICES, INC.
			CONSOLIDATED NATURAL GAS SERVICE
			  COMPANY, INC.
			CONSOLIDATED SYSTEM LNG COMPANY
			HOPE GAS, INC.
			THE EAST OHIO GAS COMPANY
			THE PEOPLES NATURAL GAS COMPANY
			VIRGINIA NATURAL GAS INC.
			WEST OHIO GAS COMPANY

			J. M. Hostetler
			Their Attorney

Dated this 27th day
of November, 1996